SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE
13d-2(a)

(Amendment No. 1)

Silicon Storage Technology, Inc.

(Name of Issuer)

Common Stock

 (Title of Class of Securities)

827057100

 (CUSIP Number)

Ross Gatlin
1460 Main Street, Suite 200
Southlake, Texas 76092
817.898.1500

With a copy to:
David Rex
Jackson Walker L.L.P.
901 Main Street Suite 6000
Dallas, TX 75202
214-953-5802

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 13, 2009

 (Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 827057100	Page 2 of 14 Pages

1	names of reporting persons Ross Gatlin
2	check the appropriate box if a member of a group (A) ☐ (B) ☒
3	sec use only
4	source of funds AF,OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization TX
number of shares beneficially owned by each reporting person with	7	sole voting power 0
	8	shared voting power 12,134,054
	9	sole dispositive power 0
	10	shared dispositive power 0
11	aggregate amount beneficially owned by each reporting person 12,134,054
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row (11) 12.7%*
14	type of reporting person IN

*           Based on 95,854,157 shares of common stock of the issuer reported outstanding on the issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2009.

Cusip No. 827057100	Page 3 of 14

1	names of reporting persons Prophet Equity Management LLC
2	check the appropriate box if a member of a group (A) ☐ (B) ☒
3	sec use only
4	source of funds AF,OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization DE
number of shares beneficially owned by each reporting person with	7	sole voting power 0
	8	shared voting power 12,134,054
	9	sole dispositive power 0
	10	shared dispositive power 0
11	aggregate amount beneficially owned by each reporting person 12,134,054
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row (11) 12.7%*
14	type of reporting person OO

*           Based on 95,854,157 shares of common stock of the issuer reported outstanding on the issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2009.

Cusip No. 827057100	Page 4 of 14

1	names of reporting persons Prophet Equity Partners Holdings LLC
2	check the appropriate box if a member of a group (A) ☐ (B) ☒
3	sec use only
4	source of funds AF,OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization DE
number of shares beneficially owned by each reporting person with	7	sole voting power 0
	8	shared voting power 12,134,054
	9	sole dispositive power 0
	10	shared dispositive power 0
11	aggregate amount beneficially owned by each reporting person 12,134,054
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row (11) 12.7%*
14	type of reporting person OO

*           Based on 95,854,157 shares of common stock of the issuer reported outstanding on the issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2009.

Cusip No. 827057100	Page 5 of 14

1	names of reporting persons Prophet Equity Partners LP
2	check the appropriate box if a member of a group (A) ☐ (B) ☒
3	sec use only
4	source of funds AF,OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization DE
number of shares beneficially owned by each reporting person with	7	sole voting power 0
	8	shared voting power 12,134,054
	9	sole dispositive power 0
	10	shared dispositive power 0
11	aggregate amount beneficially owned by each reporting person 12,134,054
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row (11) 12.7%*
14	type of reporting person PN

*           Based on 95,854,157 shares of common stock of the issuer reported outstanding on the issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2009.

Cusip No. 827057100	Page 6 of 14

1	names of reporting persons Prophet Equity Holdings LLC
2	check the appropriate box if a member of a group (A) ☐ (B) ☒
3	sec use only
4	source of funds AF,OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization DE
number of shares beneficially owned by each reporting person with	7	sole voting power 0
	8	shared voting power 12,134,054
	9	sole dispositive power 0
	10	shared dispositive power 0
11	aggregate amount beneficially owned by each reporting person 12,134,054
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row (11) 12.7%*
14	type of reporting person OO

*           Based on 95,854,157 shares of common stock of the issuer reported outstanding on the issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2009.

Cusip No. 827057100	Page 7 of 14

1	names of reporting persons Prophet Equity GP LP
2	check the appropriate box if a member of a group (A) ☐ (B) ☒
3	sec use only
4	source of funds AF,OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization DE
number of shares beneficially owned by each reporting person with	7	sole voting power 0
	8	shared voting power 12,134,054
	9	sole dispositive power 0
	10	shared dispositive power 0
11	aggregate amount beneficially owned by each reporting person 12,134,054
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row (11) 12.7%*
14	type of reporting person PN

*           Based on 95,854,157 shares of common stock of the issuer reported outstanding on the issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2009.

Cusip No. 827057100	Page 8 of 14

1	names of reporting persons Prophet Equity LP
2	check the appropriate box if a member of a group (A) ☐ (B) ☒
3	sec use only
4	source of funds AF,OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization DE
number of shares beneficially owned by each reporting person with	7	sole voting power 0
	8	shared voting power 12,134,054
	9	sole dispositive power 0
	10	shared dispositive power 0
11	aggregate amount beneficially owned by each reporting person 12,134,054
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row (11) 12.7%*
14	type of reporting person PN

*           Based on 95,854,157 shares of common stock of the issuer reported outstanding on the issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2009.

Cusip No. 827057100	Page 9 of 14

1	names of reporting persons Technology Resources Holdings, Inc.
2	check the appropriate box if a member of a group (A) ☐ (B) ☒
3	sec use only
4	source of funds AF,OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization DE
number of shares beneficially owned by each reporting person with	7	sole voting power 0
	8	shared voting power 12,134,054
	9	sole dispositive power 0
	10	shared dispositive power 0
11	aggregate amount beneficially owned by each reporting person 12,134,054
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row (11) 12.7%*
14	type of reporting person CO

*           Based on 95,854,157 shares of common stock of the issuer reported outstanding on the issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2009.

Cusip No. 827057100	Page 10 of 14

1	names of reporting persons Technology Resources Merger Sub, Inc.
2	check the appropriate box if a member of a group (A) ☐ (B) ☒
3	sec use only
4	source of funds AF,OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization CA
number of shares beneficially owned by each reporting person with	7	sole voting power 0
	8	shared voting power 12,134,054
	9	sole dispositive power 0
	10	shared dispositive power 0
11	aggregate amount beneficially owned by each reporting person 12,134,054
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row (11) 12.7%*
14	type of reporting person CO

*           Based on 95,854,157 shares of common stock of the issuer reported outstanding on the issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2009.

Cusip No. 827057100	Page 11 of 14

EXPLANATORY NOTE.

This Amendment No. 1 (this “Amendment”) to the statement on Schedule 13D originally filed November 23, 2009 (as amended, this “Schedule 13D”) relates to the Agreement and Plan of Merger, dated as of November 13, 2009 (the “Merger Agreement”), by and among Technology Resources Holdings, Inc., a Delaware corporation (“Parent”), Technology Resources Merger Sub, Inc., a California corporation (the “Merger Sub”), and Silicon Storage Technology, Inc., a California corporation (the “Company”), and the transactions contemplated thereby. The Merger Agreement contemplates that, subject to the terms and conditions of the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company continuing after the merger as the surviving corporation (the “Merger”). Pursuant to the Merger Agreement, at the effective time of the Merger, each issued and outstanding share of the Company’s common stock, no par value per share (the “Common Stock”), will be converted into the right to receive $2.10 in cash, without interest.

Bing Yeh and Yaw-Wen Hu are affiliates of the Company who, in connection with the execution of the Merger Agreement, entered into separate voting agreements with Parent (the “Voting Agreements”) with respect to certain beneficially owned shares of Common Stock—10,762,583 and 1,371,471 shares, respectively—pursuant to which they have agreed (i) to grant to Parent an irrevocable proxy to vote their shares in favor of the Merger and the Merger Agreement and against any other acquisition proposals, (ii) not to solicit any other acquisition proposals, and (iii) to certain restrictions on the transfer of their shares.

This Amendment is being filed in order to provide additional disclosure with respect to Item 3 hereunder and an additional exhibit relating thereto.  Except as expressly set forth herein, there have been no changes in the information set forth in the Schedule 13D.

ITEM 2.             IDENTITY AND BACKGROUND.

The following paragraph is to replace the disclosure previously made in the fourth paragraph under Item 2 of this Schedule 13D:

The principal business and office address for all Reporting Persons is 1460 Main Street, Suite 200, Southlake, Texas 76092.

ITEM 3.             SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The following paragraph is to be appended to the disclosures previously made under Item 3 of this Schedule 13D:

Pursuant to an equity commitment letter, Prophet Equity, L.P.  has committed to provide equity financing for the Merger.  In addition, Prophet Equity has received a debt commitment letter from Petrus Private Investments L.P. to provide up to $25.0 million in debt financing, subject to the conditions set forth therein. The Merger Agreement provides that SST must satisfy a minimum cash closing condition of $25 million. As disclosed in the Company’s balance sheet in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, the Company had cash and cash equivalents of approximately $75.2 million and certain government and other securities of approximately $96.9 million.  The intention of Parent and the Company is that the Company use its cash and cash equivalents and use the net proceeds from the sale of these government and other securities on its balance sheet, together with the equity funding by Prophet Equity and debt funding by Petrus Private Investments L.P., to fund the consummation of the Merger.  Funding of the equity and debt financing is subject to the satisfaction of the conditions set forth in the commitment letters pursuant to which the financing will be provided.

Cusip No. 827057100	Page 12 of 14

ITEM 7.             MATERIAL TO BE FILED AS EXHIBITS.

The following exhibits have been filed with this Amendment:

99.1	Joint Filing Agreement By and Among Reporting Persons, dated as of November 23, 2009
99.2
Debt Commitment Letter, dated as of October 29, 2009, by and between Petrus Private Investments L.P., Prophet Equity L.P. and Technology Resources Holdings, Inc. (incorporated by reference to Exhibit (b) to Schedule 13E-3 filed by Silicon Storage Technology, Inc. on December 29, 2009)

99.3
Equity Commitment Letter, dated as of November 13, 2009, by and between Silicon Storage Technology, Inc. and Prophet Equity LP (incorporated by reference to Exhibit (d)(5) to Schedule 13E-3 filed by Silicon Storage Technology, Inc. on December 29, 2009)

Cusip No. 827057100	Page 13 of 14

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Date: December 29, 2009

technology resources holdings, inc.

		By:	/s/ Ross Gatlin
Ross Gatlin, President

technology resources merger sub, inc.

		By:	/s/ Ross Gatlin
Ross Gatlin, President

Prophet Equity LP
By:	Prophet Equity GP LP,
its general partner
	By:	Prophet Equity Holdings LLC,
its general partner

			By:	/s/ Ross Gatlin
Ross Gatlin, Managing Partner

Prophet Equity GP LP
By:	Prophet Equity Holdings LLC,
its general partner

			By:	/s/ Ross Gatlin
Ross Gatlin, Managing Partner

Prophet Equity Holdings LLC

			By:	/s/ Ross Gatlin
Ross Gatlin, Managing Partner

[additional signatures on next page]

Cusip No. 827057100	Page 14 of 14

Prophet Equity Partners LP
By:	Prophet Equity Partners Holdings LLC,
its general partner

	By:	/s/ Ross Gatlin
Ross Gatlin, Managing Partner

Prophet Equity Partners Holdings LLC

	By:	/s/ Ross Gatlin
Ross Gatlin, Managing Partner

Prophet Equity Management LLC

	By:	/s/ Ross Gatlin
Ross Gatlin, Managing Partner

/s/ Ross Gatlin
Ross Gatlin, Individually